

May 20, 2015

Via E-mail
Raymond J. Lewis
Chief Executive Officer
Care Capital Properties, Inc.
353 North Clark Street, Suite 2900
Chicago, Illinois 60654

> **Re:** **Care Capital Properties, Inc.**
> **Form 10-12B**
> **Filed April 23, 2015**
> **File No. 001-37356**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Information Statement Summary

Structure and Formation of SpinCo, page 9

2. We note your disclosure to the effect that "Shortly before the distribution, SpinCo will acquire a specialty healthcare and seniors housing valuation firm in exchange for the issuance of shares of SpinCo common stock having a value of approximately $11 million, subject to a potential post-closing issuance of a limited number of additional shares." Please provide us supplementally with your analysis regarding whether this spin-off

Raymond J. Lewis
Care Capital Properties, Inc.
May 20, 2015
Page 2

complies with the second condition of question four of Staff Legal Bulletin No. 4, and please specifically address the effect of the transaction described above in your analysis.

Reasons for the Separation, page 10

3.   We note that Ventas, Inc. will be contributing "most of" its post-acute/SNF portfolio to SpinCo in advance of the spin-off. Please briefly explain why Ventas will be retaining a portion of its post-acute/SNF portfolio and how Ventas decided which post-acute/SNF assets it would retain.

Risk Factors

Our three largest operators account for a meaningful portion of our rental income, and the failure of any of these operators to meet their obligations to us could materially reduce our revenues and net income, page 23

4.   Please revise your disclosure to identify your three largest operators and their relative contribution to your total annual revenue.

Dividend Policy, page 45

5.   We note that you are projecting a dividend rate that is 10% higher than Ventas's current $3.16 per share annualized cash dividend. Please revise to state specifically SpinCo's projected dividend rate on an annualized basis. In addition, provide quantitative disclosure that demonstrates that you have a reasonable basis for your belief that you will have available cash flows sufficient to cover the estimated dividend.

Selected historical Combined Consolidated Financial Data, page 48

6.   We note from your disclosure preceding the table with historical combined consolidated financial information, that the balance sheet data as of December 31, 2012 is unaudited. Please revise the table to identify the balance sheet data as of December 31, 2012 as unaudited.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 49

7.   Please provide completed pro forma financial statements with amounts of the adjustments.

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements, page 53

8.   Please add a note to explain your estimates and assumptions used to calculate the
        depreciation and amortization expense adjustment for the 2015 acquisitions, including the
        specific asset categories and the corresponding useful lives.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of SpinCo Revenues and Expenses Following the Spin-Off, page 60

9.   We note your disclosure to the effect that occupancy rates may affect the profitability of
        your tenants' operations. Please revise your disclosure to include occupancy rates for
        your portfolio of triple net lease properties, or advise.

Results of Historical Operations, page 62

10.   Please revise your disclosure to include disclosure on period-to-period changes in same-
        store performance and describe how you define your same store portfolio, or tell us why
        you believe same-store performance is not material.

Funds From Operations, Normalized Funds From Operations and Funds Available for
Distribution, page 64

11.   We note that you reconcile Funds From Operations (FFO) from Net income attributable
        to SpinCo and it appears FFO represents FFO attributable to SpinCo. In future filings
        please revise the label of this non-GAAP measure to indicate that it is FFO attributable to
        SpinCo or tell us why this is not necessary.

Concentration and Credit Risk, page 67

12.   We note your disclosure that "No individual tenant accounted for a significant portion of
        our revenues for the years ended December 31, 2014, 2013 and 2012" and your
        disclosure elsewhere that your three largest operators account for a meaningful portion of
        your rental income, and the failure of any of these operators to meet their obligations to
        you could materially reduce your revenues and net income. Please discuss your
        dependence on your three largest operators in this section and describe how you intend to
        monitor any material concentration of credit risk you may have with such operators.

Triple-Net Lease Expirations, page 68

13.   Please include a column in the lease expiration table to show the total beds/units covered
        by the expiring leases. See Item 15(f) of Form S-11.

Business

Conflicts of Interest Policies, page 88

14.   We note your disclosure stating: "our Guidelines on Governance will provide that if any of our directors who is also a director, officer or employee of Ventas acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person's capacity as a director of our company and such person acts in good faith), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if Ventas, or its affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us." Please include a risk factor to clarify, if true, that Ventas or any of your directors who is also a director, officer or employee of Ventas may direct investment opportunities away from you, or advise.

Management

Executive Officers Following the Separation, page 89

15.   Please revise Ms. Wittman's biography to include the approximate dates during which she held each position described therein.

Board of Directors Following the Separation, page 90

16.   Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

17.   We note your disclosure regarding the two directors who are currently expected to serve on SpinCo's board of directors following the completion of the separation, and we further note that Mr. Lewis, as the Chief Executive Officer of the company, is not independent. We also note your disclosure to the effect that "[a] majority of SpinCo's board of directors will be comprised of directors who are "independent" as defined by the rules of the NYSE and the Guidelines on Governance to be adopted by the board of directors." Please revise your disclosure to clarify whether it is your present intention to present additional independent nominees for election prior to the separation and, if not, approximately when you expect your board to comprise a majority of independent directors.

The Separation and Distribution, page 103

18.   Please revise your disclosure to describe the fees and expenses associated with the separation and distribution and to identify whether Ventas or SpinCo will be responsible for such fees and expenses.

Description of SpinCo's Capital Stock

Sale of Unregistered Securities, page 122

19.   Please revise your disclosure to clarify how you calculated the number of shares of SpinCo's common stock having a value of approximately $11 million to issue to the selling members of the specialty healthcare and seniors housing valuation firm as consideration for their ownership interests in the firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz